Exhibit 99.1

Qfin Holdings Announces Changes in Management and Board Composition

SHANGHAI, China, September 20, 2026 (GLOBE NEWSWIRE) -- Qfin Holdings, Inc. (NASDAQ: QFIN; HKEx: 3660) (“Qfin Holdings” or the “Company”), a leading AI-empowered Credit-Tech platform in China, today announced changes in its senior management and the composition of its board of directors (the “Board”). In light of the growth and potential of the Company’s international business and its long-term strategic development, Mr. Haisheng Wu, the chief executive officer and a director of the Company, intends to focus more of his time on the development of the Company’s international business. In order to dedicate his attention to this area, Mr. Wu will step down as the chief executive officer and a director of the Company and will cease to be a member of the compensation committee of the Board.

The Board has approved the appointment of Mr. Yan Zheng as the chief executive officer and a director of the Company, succeeding Mr. Wu, effective September 21, 2026.

Prior to his appointment as the chief executive officer, Mr. Zheng served as the Company’s vice president from February 2017 and as its chief risk officer from July 2020. Mr. Zheng has 18 years of experience in consumer finance risk management. Before joining the Company, Mr. Zheng co-founded Shenzhen Samoyed Internet Finance Service Co. Ltd. in May 2015, and was in charge of its credit product risk management. Prior to that, Mr. Zheng worked at the risk management department at the headquarters of China Merchants Bank (Shanghai Stock Exchange: 600036) from November 2014 to April 2015 and was responsible for the preparation and establishment of China Merchants Union Consumer Finance Company Limited. Prior to that, Mr. Zheng worked at the risk management department of the Credit Card Center of China Merchants Bank from July 2008 to October 2014, primarily responsible for the consumer credit policies, credit limits and the preparation and establishment of China Merchants Union Consumer Finance Company Limited. Mr. Zheng received his bachelor’s degree in quantitative economics (Chinese-foreign) from Shanghai University of Finance and Economics in 2008 and his EMBA degree from Fudan University in 2025.

“Mr. Wu has made an invaluable contribution to the Company since the inception of our business and throughout his tenure as chief executive officer. On behalf of the Board, I would like to express our sincere gratitude to Mr. Wu for his leadership and dedication during his years of service. We are pleased that Mr. Wu will stay with the Company and focus on our international expansion, and he will work closely with Mr. Zheng to ensure a smooth transition of responsibilities. We are confident that Mr. Wu’s experience and insight will continue to provide valuable input to the Company’s long-term development,” said Mr. Fan Zhao, chairman of the Board. “We are delighted to welcome Mr. Zheng to the Board and appoint him as the Company’s chief executive officer. Mr. Zheng has 18 years of experience in consumer finance risk management, and we are confident that he will lead the Company into a new stage of business development. We look forward to working closely with him in maximizing long-term value for all of our shareholders.”

About Qfin Holdings

Qfin Holdings is a leading AI-empowered Credit-Tech platform in China. By leveraging its sophisticated machine learning models and data analytics capabilities, the Company provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services. The Company is dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions.

For more information, please visit: https://ir.qfin.com.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. Qfin Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in Qfin Holdings’ filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Qfin Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Qfin Holdings

E-mail: ir@qfin.com